Exhibit A

CERAGON NETWORKS REPORTS 2023 FIRST QUARTER
FINANCIAL RESULTS

Company Delivers $83.4 Million in Revenue and Improved GAAP and Non-GAAP Net
Income as Market Demand Continues to be Strong

Rosh Ha’ain, Israel, May 01, 2023 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the first quarter ended March 31, 2023.

Q1 2023 Financial Highlights:

•	Revenues of $83.4 million

•	Operating income of $4.7 million on a GAAP basis, or $5.9 million on a non-GAAP basis

•	EPS of $0.02 per diluted share on a GAAP basis, or $0.04 per diluted share on a non-GAAP basis

Q1 2023 Business Highlights:

•	Book-to-bill above 1 on a quarterly and trailing 12-month basis

•	Strong bookings in Q1, particularly in North America and India

•	North America:

o	Strongest region for Q1 revenue

o	Q1 2023 bookings increased sequentially and year-over-year, reflecting less friction in the supply chain and strong demand

•	India:

o	Strongest region in terms of Q1 bookings, second-strongest region in terms of Q1 revenue

o	Ongoing strong demand for ongoing 4G network and 5G network rollouts

Doron Arazi, CEO, commented: “Ceragon delivered double-digit revenue growth, margin expansion, and solid profitability in the first quarter of 2023. Our solutions are benefiting from strong demand and the supply chain is normalizing both in terms of product availability and costs. The result is concrete evidence that our improved execution is delivering the intended improvements in our financial results. Importantly, we have not seen signs of a slowdown in spending, softness or pressures that others across the broader industry have reported.”

“While we are cognizant of the macro environment, the trends we are seeing across our business are encouraging,” continued Mr. Arazi. “During the first quarter we recorded bookings that exceeded our revenue, giving us greater confidence that we are in position to achieve our full-year guidance. As we move through the year and gain greater visibility into customer buying patterns, we may consider upgrading our outlook.”

Primary First Quarter 2023 Financial Results:

Revenues were $83.4 million, an increase of 18.6% compared to $70.3 million in Q1 2022 and 10.4% compared to $75.5 million in Q4 2022.

Gross profit was $28.2 million, giving us a gross margin of 33.8%, compared with a gross margin of 27.5% in Q1 2022 and 32.5% in Q4 2022.

Operating income (loss) was $4.7 million compared with $(1.3) million for Q1 2022 and $(10.6) million for Q4 2022.

Net income (loss) was $2.0 million, or $0.02 per diluted share, compared with $(2.3) million, or $(0.03) per diluted share for Q1 2022 and $(15.0) million, or $(0.18) per diluted share for Q4 2022.

Non-GAAP results were as follows: gross margin 34.0%, operating income $5.9 million, and net income of $3.6 million, or $0.04 per diluted share.

Cash and cash equivalents were $26.4 million at March 31, 2023, compared to $22.9 million at December 31, 2022.

For a reconciliation of GAAP to non-GAAP results, see the tables below.

Revenue breakout by geography:

Q1 2023
North America	32%
India	24%
Europe	14%
Latin America	12%
APAC	12%
Africa	6%

Outlook:

Management reaffirmed full year revenue guidance for $325 - $345 million, and expects full-year profitability.

2022 Annual Report on Form 20-F:

The Company also announced today the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (SEC). The annual report on Form 20-F, containing the final audited consolidated financial statements for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on May 1, 2023, is available on our website at www.ceragon.com and on the SEC’s website at www.sec.gov.

Conference Call:

The Company will host a zoom web conference to discuss the 2023 first quarter as well as the final 2022 audited results today at 9 a.m. ET, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks:

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs, substantial losses incurred and negative cash flows generated, which, if continue, may significantly adversely impact our results of operations and cash flow; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfill our customer commitments; risks associated with inaccurate forecasts or business changes, which may expose us to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, to increased expenses should unexpected production ramp up be required, or to write off to parts of our inventory, which would increase our cost of revenues; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact: Maya Lustig Ceragon Networks Tel. +972-54-677-8100 mayal@ceragon.com	Rob Fink or Bob Meyers FNK IR Tel. 1+646-809-4048 crnt@fnkir.com

- Tables Follow -

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022

Revenues	$83,409	$70,319
Cost of revenues	55,233	50,982

Gross profit	28,176	19,337

Operating expenses:
Research and development, net	7,938	6,765
Sales and marketing	10,196	8,772
General and administrative	5,324	5,058

Total operating expenses	$23,458	$20,595

Operating income (loss)	4,718	(1,258)

Financial expenses and others, net	1,458	759

Income (loss) before taxes	3,260	(2,017)

Taxes on income	1,292	271

Net income (loss)	$1,968	$(2,288)

Basic net income (loss) per share	$0.02	$(0.03)
Diluted net income (loss) per share	$0.02	$(0.03)
Weighted average number of shares used in computing basic net income (loss) per share	84,354,297	83,959,261

Weighted average number of shares used in computing diluted net income (loss) per share	84,992,254	83,959,261

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,423	$22,948
Trade receivables, net	100,590	100,034
Other accounts receivable and prepaid expenses	14,890	15,756
Inventories	68,742	72,009

Total current assets	210,645	210,747

NON-CURRENT ASSETS:
Severance pay and pension fund	4,607	4,633
Property and equipment, net	31,110	29,456
Operating lease right-of-use assets	17,133	17,962
Intangible assets, net	8,632	8,208
Other non-current assets	18,189	18,312

Total non-current assets	79,671	78,571

Total assets	$290,316	$289,318

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$60,601	$67,384
Deferred revenues	4,158	3,343
Short-term loans	41,850	37,500
Operating lease liabilities	3,436	3,745
Other accounts payable and accrued expenses	21,082	20,864

Total current liabilities	131,127	132,836

LONG-TERM LIABILITIES:
Accrued severance pay and pensions	9,232	9,314
Deferred revenues	12,170	11,545
Other long-term payables	2,668	2,653
Operating lease liabilities	12,311	13,187

Total long-term liabilities	36,381	36,699

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	433,383	432,214
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss	(11,268)	(11,156)
Accumulated deficits	(279,440)	(281,408)

Total shareholders' equity	122,808	119,783

Total liabilities and shareholders' equity	$290,316	$289,318

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended March 31,
	2023	2022

Cash flow from operating activities:
Net income (loss)	$1,968	$(2,288)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,553	2,941
Loss from sale of property and equipment, net	10	18
Share-based compensation expenses	1,169	746
Decrease in accrued severance pay and pensions, net	(64)	(73)
Increase in trade receivables, net	(290)	(1,564)
Decrease (Increase) in other accounts receivable and prepaid expenses (including other long term assets)	996	(1,778)
Decrease in operating lease right-of-use assets	1,011	981
Decrease in inventories	3,166	3,551
Decrease in trade payables	(6,790)	(1,764)
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(294)	(1,273)
Decrease in operating lease liability	(1,366)	(1,405)
Increase in deferred revenues	1,440	92
Net cash provided by (used in) operating activities	$3,509	$(1,816)

Cash flow from investing activities:
Purchase of property and equipment	(3,142)	(2,523)
Purchase of intangible assets	(1,288)	(203)
Net cash used in investing activities	$(4,430)	$(2,726)

Cash flow from financing activities:
Proceeds from exercise of stock options	-	81
Proceeds from bank credits and loans, net	4,350	12,150
Net cash provided by financing activities	$4,350	$12,231

Translation adjustments on cash and cash equivalents	$46	$192

Increase in cash and cash equivalents	$3,475	$7,881
Cash and cash equivalents at the beginning of the period	22,948	17,079
Cash and cash equivalents at the end of the period	$26,423	$24,960

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2023	2022

GAAP cost of revenues	$55,233	$50,982
Stock based compensation expenses	(179)	(132)
Changes in indirect tax positions	(1)	-
Non-GAAP cost of revenues	$55,053	$50,850

GAAP gross profit	$28,176	$19,337
Gross profit adjustments	180	132
Non-GAAP gross profit	$28,356	$$19,469

GAAP Research and development expenses	$7,938	$6,765
Stock based compensation expenses	(246)	14
Non-GAAP Research and development expenses	$7,692	$6,779

GAAP Sales and Marketing expenses	$10,196	$8,772
Stock based compensation expenses	(376)	(277)
Non-GAAP Sales and Marketing expenses	$9,820	$8,495

GAAP General and Administrative expenses	$5,324	$5,058
Retired CEO compensation	-	96
Stock based compensation expenses	(368)	(351)
Non-GAAP General and Administrative expenses	$4,956	$4,803

GAAP operating income (loss)	$4,718	$(1,258)
Stock based compensation expenses	1,169	746
Changes in indirect tax positions	1	-
Retired CEO compensation	-	(96)
Non-GAAP operating income (loss)	$5,888	$(608)

GAAP financial expenses and others, net	$1,458	$759
Leases – financial income	358	425
Non-GAAP financial expenses and others, net	$1,816	$1,184

GAAP Tax expenses	$1,292	$271
Non cash tax adjustments	(853)	(210)
Non-GAAP Tax expenses	$439	$61

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2023	2022

GAAP net income (loss)	$1,968	$(2,288)
Stock based compensation expenses	1,169	746
Changes in indirect tax positions	1	-
Leases – financial income	(358)	(425)
Retired CEO compensation	-	(96)
Non-cash tax adjustments	853	210
Non-GAAP net income (loss)	$3,633	$(1,853)

GAAP basic net income (loss) per share	$0.02	$(0.03)
GAAP diluted net income (loss) per share	$0.02	$(0.03)
Non-GAAP diluted net income (loss) per share	$0.04	$(0.02)

Weighted average number of shares used in Computing GAAP basic and diluted net income (loss) per share	84,354,297	83,959,261
Weighted average number of shares used in computing GAAP diluted net income (loss) per share	84,992,254	83,959,261

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	86,712,061	83,959,261